Exhibit 23(a)

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in this Registration statement of WPS Resources Corporation on Form S-3 of our report dated January 29, 2003, appearing in the Annual Report Form 10-Kof WPS Resources Corporation for the year ended December 31, 2002 and to the reference to us under the heading "Experts" in the prospectus, which is part of this Registration Statement.

Deloitte & Touche LLP
Milwaukee, Wisconsin